SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2010
Woori Finance Holdings Co., Ltd.
(Translation of Registrant’s name into English)
203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea 100-792
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

Summary of 2010 1Q Business Report

All financial information contained in this document (including the attached financial statements) have been prepared in accordance with generally accepted accounting principles in Korea, which differ in certain important respects from generally accepted accounting principles in the United States.

I.	Company Overview
1.	Purpose of the Company
a.	Scope of Business
Acquisition/ownership of shares in companies that are engaged in financial services or are closely related to financial services, as well as the governance and/or management of such companies.
(1)	Corporate Management
1.	Setting management targets for and approving business plans of the subsidiaries;

2.	Evaluation of the subsidiaries’ business performance and establishment of compensation levels;

3.	Formulation of corporate governance structures of the subsidiaries;

4.	Inspection of operation and assets of the subsidiaries; and

5.	Other activities complementary to the items mentioned in numbers 1 to 4.
(2)	Corporate Management Support Activities
1.	Funding for the affiliate companies (including direct and indirect subsidiaries, the “Affiliates”);

2.	Capital investment in subsidiaries or procurement of funds for the Affiliates; and

3.	Activities ancillary to the above items, for which authorization, permission or approval is not required under the relevant laws and regulations.
(3)	All activities directly or indirectly related to the items listed above.
b.	Scope of Business of Subsidiaries
(1)	Bank Subsidiaries (Woori Bank, Kwangju Bank and Kyongnam Bank):
1.	Banking business as prescribed by the Banking Act;

2.	Trust business;

3.	Foreign exchange business; and

4.	Other authorized businesses.
(2)	Woori Investment & Securities: businesses authorized under the Financial Investment Services and Capital Markets Act and related laws and regulations.

(3)	Woori Aviva Life Insurance: life insurance and other insurance activities and other business activities permitted under the Insurance Business Act.

(4)	Woori Asset Management: asset management business.

(5)	Woori Financial: consumer finance business.

(6)	Woori Finance Information System: finance-related IT services.

(7)	Woori F&I: securitization business.

(8)	Woori Private Equity: private equity business.
2.	History of the Company
a.	Company History
(1)	Background: Major developments.

March 30, 2004	Appointment of new management

March 31, 2004	Woori Card merged into Woori Bank

June 18, 2004	Woori Securities becomes a wholly-owned subsidiary

December 21, 2004	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

December 24, 2004	Acquired LG Investment & Securities and incorporated as a subsidiary

February 17, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 11, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 31, 2005	Woori Securities and LG Investment & Securities merged (the name of the surviving entity, LG Investment & Securities, changed to Woori Investment & Securities)

May 6, 2005	Incorporated LG Investment Trust Management from 2nd tier subsidiary to 1st tier subsidiary

May 31, 2005	Woori Investment Trust Management and LG Investment Trust Management merged (the name of the surviving entity, LG Investment Trust Management, changed to Woori Asset Management)

August 3, 2005	Dissolution of Woori LB Second Asset Securitization Specialty Co., Ltd.

September 5, 2005	Woori Asset Management becomes a wholly-owned subsidiary through capital reduction and cancellation

October 21, 2005	Woori Private Equity is established and incorporated as a subsidiary

October 27, 2005	Closure of strategic investment agreement with Lehman Brothers

February 23, 2006	Joint venture arrangement between Woori CA Asset Management, a 2nd tier subsidiary, and Japan’s Shinsei Bank (involving a transfer of 49% of Woori F&I’s 100% stake in Woori CA Asset Management to Shinsei Bank)

April 11, 2006	Joint venture agreement to transfer 30% of the shares of Woori Asset Management to Credit Suisse Asset Management International Holdings, a wholly owned subsidiary of Credit Suisse.

May 30, 2006	Upon the 30% share transfer to Credit Suisse Asset Management International Holdings, Woori Asset Management was renamed Woori Credit Suisse Asset Management.

March 30, 2007	Appointment of new management

September 14, 2007	Acquired Hanmi Capital as a subsidiary (Hanmi Capital was renamed Woori Financial as of October 26, 2007)

April 4, 2008	Acquired LIG Life Insurance as a subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008)

June 27, 2008	Appointment of new management

April 29, 2009	Termination of joint venture with Credit Suisse regarding Woori Credit Suisse Asset Management. Renamed “Woori Asset Management” (May 30, 2009)

October 28, 2009	Acquired the remaining 30% equity stake in Woori Credit Suisse Asset Management from Credit Suisse Asset Management International Holding and completed the establishment of Woori Asset Management as our wholly-owned subsidiary
b.	Associated Business Group
(1)	Overview of Business Group

1.	Name of business group: Woori Financial Group
(2)	Related companies within the business group

As of March 31, 2010

Type	Name of Company	Controlling Company	Notes
Holding Company	Woori Finance Holdings	Korea Deposit Insurance Corporation	1 company

1st Tier Subsidiaries	Woori Bank	Woori Finance Holdings	10 companies
Kwangju Bank
Kyongnam Bank
Woori Finance Information System
Woori F & I
Woori Asset Management
Woori Investment & Securities
Woori Private Equity
Woori Financial
Woori Aviva Life Insurance

2nd Tier Subsidiaries	Woori Credit Information	Woori Bank	38 companies
Woori America Bank
P.T. Bank Woori Indonesia
Korea BTL Infrastructure Fund
Woori Global Markets Asia Ltd.
ZAO Woori Bank
Woori Bank (China) Limited
	Woori AMC	Woori F&I
Woori F&I Fifth Asset Securitization Specialty Co., Ltd.
Woori F&I Sixth Asset Securitization Specialty Co., Ltd.
Woori F&I Seventh Asset Securitization Specialty Co., Ltd.
Woori F&I Eighth Asset Securitization Specialty Co., Ltd.
Woori F&I Ninth Asset Securitization Specialty Co., Ltd.
Woori SB Tenth Asset Management
Woori F&I Tenth Asset Securitization Specialty Co., Ltd.
Woori F&I Eleventh Asset Securitization Specialty Co., Ltd.
Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Fourteenth Asset Securitization Specialty Co., Ltd.
	Woori Private Equity Fund	Woori Private Equity
Woori Blackstone Korea Opportunity Private Equity Fund No. 1
	Woori Futures	Woori Investment & Securities
Woori Investment & Securities International Ltd.
Woori Investment & Securities (HK) Ltd.
Woori Investment & Securities America Inc.
Mars Private Equity Fund No. 1
Mars Private Equity Fund No. 2
Woori Investment Asia Pte. Ltd.
Mars Private Equity Fund No. 3
Mars Private Equity Fund No. 4
Woori Absolute Partners PTE, Ltd.
Woori Absolute Global Opportunity Fund
Woori Korindo Securities Indonesia
High Technology Venture Investment
Global Technology Investment
LG Investment Holdings B.V. GG

Type	Name of Company	Controlling Company	Notes
Connacht Capital Market Investment Ltd.
Bien Viet Securities Joint Stock Company
Brim Asian Credit Fund
•	Woori Finance Holdings, Woori Investment & Securities and Woori Financial are listed on the KRX KOSPI Market

•	On March 5, 2007, Mars Private Equity Fund No. 2, with KRW 31,500 million paid-in-capital, was included as our 2nd tier subsidiary. Woori Investment & Securities, which owns a 4.76% stake, is its general partner.

•	On March 27, 2007, Nexbi Tech, a subsidiary of Woori Finance Information System, was removed from our list of 2nd tier subsidiaries as the company undertook a second capital reduction (the first capital reduction was as of Oct. 18, 2006), liquidating all the shares held by Woori Finance Information System.

•	On May 23, 2007, Woori F&I Fifth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

•	On September 14, 2007, Hanmi Capital was included as our 1st tier subsidiary to strengthen our non-banking business (Hanmi Capital was renamed Woori Financial as of October 26, 2007).

•	On September 20, 2007, Woori Investment Asia Pte. Ltd. was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 100% stake in Woori Investment Asia Pte. Ltd.

•	On October 26, 2007, Woori Bank (China) Limited was included as our 2nd tier subsidiary. Woori Bank owns a 100% stake in Woori Bank (China) Limited.

•	On November 22, 2007, ZAO Woori Bank was included as our 2nd tier subsidiary. Woori Bank owns a 100% stake in ZAO Woori Bank, excluding one ZAO Woori Bank share which is owned by a related party of Woori Bank in order to comply with Russian regulations on single shareholder limitations.

•	On December 12, 2007, Woori F&I Sixth Asset Securitization Specialty Co., Ltd. and Woori F&I Seventh Asset Securitization Specialty Co., Ltd. were included as our 2nd tier subsidiaries. Woori F&I Co., Ltd. owns a 100% stake in each of these two subsidiaries.

•	On March 18, 2008, Mars Private Equity Fund No. 3, with an expected paid-in-capital of KRW 51 billion, was included as our 2nd tier subsidiary. Woori Investment & Securities, as its general partner, will have contributed 1.96% of the capital of Mars Private Equity Fund No. 3.

•	On April 3, 2008, Woori F&I Eighth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

•	On April 4, 2008, LIG Life Insurance was included as our 1st tier subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008).

•	On May 14, 2008, Mars Private Equity Fund No. 4, with an expected paid-in-capital of KRW 51 billion, was included as our 2nd tier subsidiary. Woori Investment & Securities, as its general partner, will have contributed 0.99% of the capital.

•	On May 29, 2008, Woori Absolute Partners Pte. Ltd., an investment advisory service company wholly-owned by Woori Investment & Securities and established in Singapore to manage offshore funds, was included as our 2nd tier subsidiary.

•	On June 27, 2008, Woori SB Tenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I owns a stake of 50% plus one share in the company.

•	On July 21, 2008, Woori Absolute Asia Multi Strategy Fund, an offshore financial company wholly-owned by Woori Investment & Securities, was included as our 2nd tier subsidiary.

•	On July 21, 2008, Woori Absolute Global Opportunity Fund, an offshore financial company wholly-owned by Woori Investment & Securities, was included as our 2nd tier subsidiary.

•	On September 9, 2008, Woori F&I Ninth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

•	On March 3, 2009, PT Clemont Securities Indonesia was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 60% stake in PT Clemont Securities Indonesia.

•	On March 12, 2009, Woori F&I Tenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

•	On July 24, 2009, Woori F&I Twelfth Asset Securitization Specialty Co., Ltd. was removed as our 2nd tier subsidiary following the sale of Woori F&I’s equity stake in Woori F&I Twelfth Asset Securitization Specialty Co., Ltd.

•	On August 31, 2009, Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary.

•	On September 28, 2009, Bien Viet Securities Joint Stock Company was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 49% stake in Bien Viet Securities Joint Stock Company.

•	On October 15, 2009, we acquired an additional 2.41% of common shares of Woori Financial, and our shareholding is currently 52.52%.

•	On October 28, 2009, Woori Asset Management became our wholly-owned subsidiary following our acquisition of Credit Suisse’s 30% interest in Woori Asset Management.

•	High Technology Venture Investment, Global Technology Investment, LG Investment Holdings B.V. GG and Connacht Capital Market Investment, which are offshore finance companies and subsidiaries of Woori Investment & Securities, are currently undergoing liquidation or other change of control-related proceedings. Due to an expansion in the types of entities that are considered 2nd tier subsidiaries of financial holding companies, these entities became our 2nd tier subsidiaries.

•	On December 28, 2009, Woori SB Asset Management changed its name to Woori AMC and became a wholly-owned subsidiary of Woori F&I following the termination of its joint venture with Shinsei Bank.

•	On December 30, 2009, Woori Third Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries.

•	On March 8, 2010, Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary.

3.	Capital Structure
a.	Changes in Capital
(units: Won, shares)

		Stock Decrease/Increase
Date	Category	Type	Quantity	Par Value	Issue price	Note
2001.3.27	Establishment	Common	727,458,609	5,000	5,000	—
2002.5.31	Exercise B/W	Common	165,782	5,000	5,000	—
2002.6.12	Capital increase w/ consideration	Common	36,000,000	5,000	6,800	Capital contribution ratio: 0.0494
2002.6.30	Exercise B/W	Common	1,416,457	5,000	5,000	—
2002.9.30	Exercise B/W	Common	2,769,413	5,000	5,000	—
2002.12.31	Exercise B/W	Common	4,536	5,000	5,000	—
2003.3.31	Exercise B/W	Common	1,122	5,000	5,000	—
2003.6.30	Exercise B/W	Common	7,688,991	5,000	5,000	—
2004.6.18	Stock Exchange	Common	8,571,262	5,000	8,902	Exchange with Woori Sec shares on a 1-to-0.55 basis
2004.11.4	Exercise CB	Common	666,301	5,000	5,380	—
2004.12.2	Exercise CB	Common	7,995,613	5,000	5,380	—
2004.12.21	Exercise CB	Common	3,717,472	5,000	5,380	—
2005.2.17	Exercise CB	Common	3,481,173	5,000	5,588	—
2005.3.11	Exercise CB	Common	5,914,180	5,000	7,313	—
2005.3.11	Exercise CB	Common	164,429	5,000	7,228	—
b.	Convertible Bonds
Not applicable

4.	Total Number of Authorized Shares
a.	Total Number of Authorized Shares
As of March 31, 2010	(unit: shares)

	Type
Items	Common Shares	Total
Total number of shares authorized	2,400,000,000	2,400,000,000
Total number of issued stock	806,015,340	806,015,340
Treasury stock	2,560	2,560
Free float shares	806,012,780	806,012,780
b.	Treasury Stock
As of March 31, 2010	(unit: shares)

Acquisition Method	Type of Stock	Beg.	Acquired	Disposal	Canceled	End	Remarks
Direct purchase under	Common
Sub-section 1, section 165-2	Preferred
Direct purchase other than	Common	2,560				2,560
the conditions under	Preferred
Sub-section 1, section 165-2
Subtotal	Common	2,560				2,560
	Preferred
Indirect acquisition from	Common
trust agreement	Preferred
Total	Common	2,560				2,560
	Preferred

*	Woori Financial Holdings acquired additional treasury shares in respect of fractional shares resulting from share exchange for Woori Securities.
5.	Voting Rights
As of March 31, 2010	(unit: shares)

Items		Number of stock	Notes
Total number of shares	Common Shares Preferred Shares	806,015,340
Stocks without voting rights	Common Shares Preferred Shares
Stocks with limited voting rights under the Securities & Exchange Law	—	2,560
Stocks with voting rights restored	—
Stocks with voting rights	Common Shares Preferred Shares	806,012,780

6.	Dividend Information
a.	Dividend information for the past three years

(Non-consolidated)	(unit: Won)

Items	2009	2008	2007
Par value per share (Won)	5,000	5,000	5,000
Net profit (Won in Millions)	1,026,024	454,478	1,943,560
Earnings per share (Won)	1,273	564	2,411
Total cash payout (Won in Millions)	80,601		201,503
Total stock dividends (Won in Millions)			—
Cash dividend payout ratio (%)	7.86		10.37
Cash dividend yield (%) Common Shares	0.7		1.3
Preferred Shares
Stock dividend yield (%) Common Shares Preferred Shares
Cash dividend per share (Won) Common Shares	100		250
Preferred Shares
Stock dividend per share (Won) Common Shares Preferred Shares

II.	Description of Business
1.	Business Overview
a.	Organizational Chart
(As of March 31, 2010)

2.	Overview of Operations
a.	Performance of Operations

As a financial holding company under the Financial Holding Company Act, our main income consists of dividend payments made to us by our subsidiaries. We are not involved in any other operations.
b.	Financing of Operations
(1)	Source of Funds
(unit: in millions of Won)

Items	2010 1Q	2009	2008
Shareholders’ Equity	14,150,567	13,720,923	12,207,338
Capital	4,030,077	4,030,077	4,030,077
Capital Surplus	179,868	179,488	186,959
Retained Earnings	8,837,465	8,346,186	7,323,148
Capital Adjustments	1,103,157	1,165,172	667,154
Borrowings	3,844,505	3,824,205	3,412,854
Debentures	3,744,899	3,744,156	3,393,702
Bank Borrowings	—	60,000	—
Commercial Paper	—	—	—
Other Borrowings	—	—	—
Other Liabilities	99,606	20,049	19,152

Total	17,995,072	17,545,128	15,620,192

*	The figures in the table above reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).

(2)	Use of Funds
(unit: in millions of Won)

Items	2010 1Q	2009	2008
Subsidiary Stock	17,546,039	17,350,078	15,285,356
Woori Bank	13,729,702	13,621,824	11,900,128
Kyongnam Bank	1,465,380	1,443,661	1,245,318
Kwangju Bank	1,003,060	976,284	920,938
Woori Financial Information System	16,224	15,013	13,076
Woori F&I	162,779	166,563	139,999
Woori Investment & Securities	799,176	754,782	709,114
Woori Asset Management (formerly Woori CS Asset Management)	71,794	67,456	41,296
Woori Private Equity	25,128	24,246	12,844
Woori Financial	198,691	207,346	228,456
Woori Aviva Life Insurance	74,105	72,903	74,187
Investment Securities	—	—	—
Loan Obligations	99,500	139,300	169,150
Tangible Assets	377	415	566
Intangible Assets	21	8	14
Cash	312,986	23,267	119,350
Other Assets	36,149	32,060	45,756

Total	17,995,072	17,545,128	15,620,192

*	The figures in the table above reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).
c.	Transactions related to Commission Fees
(unit: in millions of Won)

Category	2010 1Q	2009	2008
Commission Revenue (A)	—	—	—
Commission Expense (B)	889	7,001	7,119
Commission Profit (A-B)	(889)	(7,001)	(7,119)

3.	Other Information Relevant to Investment Decisions
a.	BIS Ratio
(unit: in millions of Won)

Items	2010 1Q	2009	2008
Total Capital (A)	24,916,159	24,824,094	22,436,482
Risk weighted assets (B)	203,388,308	200,954,776	206,606,315
BIS Ratio (A/B)	12.25%	12.35%	10.86%

*	Applied since January 1, 2007.
b.	Credit Ratings for the Past Three Years

		Credit	Company	Evaluation
Date of Rating	Evaluated Securities	Rating	(Ratings Range)	Category
2007.05.07		A2	Moody’s (Aaa ~ C)	Case evaluation
2007.08.17	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2007.08.17	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2007.11.27	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2007.11.27	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.04.03	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2008.04.03	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.06.04		BBB+	S&P (AAA ~ D	Case evaluation
2008.06.12	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.06.16	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.09.12	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.09.16	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.12.02	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2008.12.02	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.03.13	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.03.13	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2009.06.30	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2009.06.30	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.11.05	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.11.05	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
c.	Won-denominated Current Ratio
(unit: in millions of Won)

Items	2010 1Q	2009	2008	2007
Current Assets (A)	317,152	23,682	119,566	32,874
Current Liabilities (B)	86,705	8,995	18,376	12,207
Current Ratio* (A/B)	365.78%	263.29%	650.66%	269.30%

*	Beginning in 2009, current ratio is calculated as the ratio of (i) Won-denominated assets with maturity of less than 1 month and (ii) Won-denominated liabilities with maturity of less than 1 month. Prior to 2009, current ratio was calculated as the ratio of (i) Won-denominated assets with maturity of less than 3 months and (ii) Won-denominated liabilities with maturity of less than 3 months.

d.	Foreign Currency-denominated Current Ratio
(unit: in millions of Won)

Items	2010 1Q	2009	2008	2007
Current Assets (A)	—	—	—	—
Current Liabilities (B)	—	—	—	—
Current Ratio* (A/B)	—	—	—	—

*	Current ratio is calculated as the ratio of (i) foreign currency-denominated assets with maturity of less than 3 months and (ii) foreign currency-denominated liabilities with maturity of less than 3 months
e.	Debt Ratio
(unit: in millions of Won)

Items	2010 1Q	2009	2008	2007
Liabilities (A)	3,844,504	3,824,205	3,412,854	2,129,288
Equity (B)	14,150,567	13,720,923	12,207,338	(*)13,062,368
Debt Ratio (A/B)	27.17%	27.87%	27.96%	16.30%
The figures in the table above reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).

*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

f.	30 Largest Exposures by Borrower
(unit: in billions of Won)

	Total
	Credit		Pre-	Sub-		Estimated		Total
Name	Exposure	Normal	cautionary	standard	Doubtful	Loss	Securities	Exposure
Korea Development Bank	0	0	0	0	0	0	1,408	1,408
Samsung Electronics Co., Ltd.	1,188	1,188	0	0	0	0	114	1,303
Industrial Bank of Korea	0	0	0	0	0	0	1,179	1,179
STX Offshore & Shipbuilding Co., Ltd.	1,028	1,028	0	0	0	0	130	1,157
SH Corporation	1,026	1,026	0	0	0	0	0	1,026
National Agricultural Cooperation Federation	0	0	0	0	0	0	1,009	1,009
Samsung Heavy Industries Co., Ltd.	871	871	0	0	0	0	6	877
Kookmin Bank	0	0	0	0	0	0	761	761
Sung-Dong Ship Marine Co., Ltd.	725	346	379	0	0	0	0	725
SLS Shipbuilding Co., Ltd.	657	645	0	11	0	0	53	710
Seoul Metropolitan Government Office	705	705	0	0	0	0	0	705
Korea Housing Finance Corporation	0	0	0	0	0	0	699	699
Hyundai Steel	694	694	0	0	0	0	0	694
Hyundai Heavy Industries Co., Ltd.	625	625	0	0	0	0	37	662
Shinhan Bank	0	0	0	0	0	0	606	606
LG Chem, Ltd.	552	552	0	0	0	0	0	552
SPP Shipbuilding	534	534	0	0	0	0	11	545
Hana Bank	0	0	0	0	0	0	510	510
Kumho Tire Co., Ltd.	489	99	0	390	0	0	0	489
Poonglim Industrial Co., Ltd.	314	9	305	0	0	0	127	440
Hanwha Group	333	333	0	0	0	0	99	432
Hyosung Co., Ltd.	408	408	0	0	0	0	0	408
Kumho Petrochemical Co., Ltd.	395	97	299	0	0	0	10	406
Kia Motors	404	404	0	0	0	0	0	404
Woori Partner Plus Private Equity Investment Trust	0	0	0	0	0	0	400	400
PI Investment	397	40	357	0	0	0	0	397
Hyundai Samho Heavy Industries Co., Ltd.	368	368	0	0	0	0	0	368
STX	344	344	0	0	0	0	10	354
Wise Private Equity Investment Trust	0	0	0	0	0	0	352	352
Hyundai Motors	343	343	0	0	0	0	0	343

Total	12,399	10,658	1,339	402	0	0	7,520	19,919

g.	20 Largest Loan Exposures Classified as Sub-Standard or Below by Borrower
(units: in billions of Won, %)

							Sub-standard	Loan
	Total		Pre-	Sub-		Estimated	or	Loss		Coverage
Name	Loans	Normal	cautionary	standard	Doubtful	Loss	below	Reserve	Collateral	Ratio
Kumho Tire Co., Ltd.	489	99	0	390	0	0	390	116	69	38%
Kumho Industrial	298	0	0	298	0	0	298	60	201	88%
Daewoo Motor Sales	187	0	0	187	0	0	187	37	2	21%
21st Century Shipbuilding Co., Ltd.	113	6	0	107	0	0	107	33	40	65%
Jun Jin Development & Construction Co., Ltd.	108	0	0	108	0	0	108	53	0	49%
Hanwori World Resort	105	0	0	0	0	105	105	105	0	100%
1st Kumho Trust	92	0	0	92	0		92	18	0	20%
Samho International Co., Ltd.	69	0	0	69	0	0	69	34	0	49%
KAMCO Value Creation 1st Securitization Company	56	0	0	56	0	0	56	27	0	49%
Woolim Construction & Development Co., Ltd.	55	0	0	54	0	0	54	13	0	25%
Yeon Soo Development	42	0	0	0	0	42	42	42	0	100%
Namyang Construction Co., Ltd	41	0	0	3	0	37	40	38	3	101%
DOMS Partners	40	0	0	18	23	0	40	40	24	159%
City & Culture	40	0	0	40	0	0	40	8	40	120%
Seahan Steel	36	0	0	36	0	0	36	10	2	34%
Sungsan Prior	35	0	0	35	0	0	35	7	0	20%
Shinsung E&C	32	0	0	13	19	0	32	12	22	107%
Kumho Industrial (Hong Kong)	31	0	0	31	0	0	31	6	0	20%
Hanmi Piore	27	0	0	27	0	0	27	5	0	20%
U&C Construction	26	0	0	0	18	8	26	17	27	168%

Total	1,921	105	0	1,564	59	192	1,815	682	430	58%

h.	20 Largest Loan Exposures Classified as Precautionary by Borrower
(units: in billions of Won, %)

			Pre-	Sub-		Estimated	Loan Loss		Coverage
Name	Exposure	Normal	cautionary	standard	Doubtful	Loss	Reserve	Collateral	Ratio
Sungdong Shipbuilding & Marine	733	354	379	0	0	0	20	466	66%
PI Investment	397	40	357	0	0	0	68	44	28%
Kumho Petrochemical	395	97	299	0	0	0	25	130	39%
Poonglim Industrial	314	9	305	0	0	0	58	119	56%
Orient Shipyard	227	5	223	0	0	0	26	5	14%
KSID	178	0	178	0	0	0	34	0	19%
Asiana Airlines	150	0	150	0	0	0	11	27	25%
Haesol City	119	0	119	0	0	0	8	0	7%
Pungan Construction	109	0	109	0	0	0	18	0	16%
HJ Life PFV	104	0	104	0	0	0	20	0	19%
Pi City	100	0	100	0	0	0	19	0	19%
DongEon	90	0	90	0	0	0	6	0	7%
Woojong LD	86	0	86	0	0	0	16	0	19%
Mani D&C	80	0	80	0	0	0	15	0	19%
Dukwon Construction	80	0	80	0	0	0	15	0	19%
Daesun Shipbuilding & Engineering	79	10	69	0	0	0	3	10	16%
Woolim C&D	78	0	78	0	0	0	15	0	19%
Amuty2	70	0	70	0	0	0	11	0	16%
Landmark C&D	69	0	69	0	0	0	13	0	19%
KFD Urban Development	63	0	63	0	0	0	4	0	7%

Total	3,521	514	3,007	0	0	0	405	801	34%

III.	Financial Information
1.	Condensed Financial Statements (Non-consolidated)
(unit: in millions of Won)

Items	2010 1Q	2009	2008	2007	2006
Cash and Due from Banks	312,986	23,267	119,350	32,502	89,724
Securities	17,546,039	17,350,078	15,285,356	15,062,711	13,591,413
Loans	99,500	139,300	169,150	0	49,750
Tangible Assets	377	415	566	438	630
Other Assets	36,170	32,068	45,770	96,005	62,004

Total Assets	17,995,072	17,545,128	15,620,192	15,191,656	13,793,521

Borrowings		60,000	—	—	—
Debentures	3,744,899	3,744,155	3,393,702	2,116,679	1,847,591
Other Liabilities	99,606	20,050	19,152	12,609	12,858

Total Liabilities	3,844,505	3,824,205	3,412,854	2,129,288	1,860,449

Common Stock	4,030,077	4,030,077	4,030,077	4,030,077	4,030,077
Capital Surplus	179,868	179,488	186,959	187,554	187,955
Capital Adjustment	(55,697)	(54,201)	(57,219)	(55,812)	(55,854)
Consolidated Other Comprehensive Income	1,158,854	1,219,373	724,373	1,842,300	2,173,349
Retained Earnings	8,837,465	8,346,186	7,323,148	7,058,249	5,597,545

Total Stockholder’s Equity	14,150,567	13,720,923	12,207,338	13,062,368	11,933,072

Operating Revenue	649,938	1,326,855	666,267	2,080,957	2,031,611
Operating Income	573,168	1,028,463	455,812	1,939,374	1,893,248
Income before income tax expense	573,017	1,026,024	454,478	1,943,561	2,029,319
Net income	573,017	1,026,024	454,478	1,943,561	2,029,319

*	The figures in the table above reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).

*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

2.	Condensed Financial Statements (Consolidated)
(unit: in millions of Won)

Items	2009	2008	2007	2006	2005
Cash and Due from Banks	21,133,831	19,967,897	14,984,541	10,674,977	11,224,015
Securities	50,276,343	46,714,465	48,228,254	46,313,960	37,693,090
Loans	196,882,416	197,040,672	167,635,411	140,854,505	106,937,970
Tangible Assets	2,820,417	2,796,537	2,638,774	2,561,391	2,472,727
Other Assets	13,791,060	24,474,724	16,165,322	11,592,497	6,215,046

Total Assets	284,904,067	290,994,295	249,652,302	211,997,330	164,542,848

Deposits	178,660,922	170,224,891	146,583,312	129,022,868	107,087,990
Borrowings	71,664,594	74,717,758	66,040,316	54,111,207	37,116,858
Other Liabilities	18,591,420	31,743,043	22,011,382	15,438,450	9,233,038

Total Liabilities	268,916,936	276,685,692	234,635,010	198,572,525	153,437,886

Common Stock	4,030,077	4,030,077	4,030,077	4,030,077	4,030,077
Consolidated Capital Surplus	179,488	186,959	187,555	187,955	142,608
Consolidated Capital Adjustment	(54,201)	(57,219)	(55,812)	(55,854)	(52,747)
Consolidated Other Comprehensive Income	1,219,366	724,366	1,842,294	2,173,342	1,705,456
Consolidated Retained Earnings	8,346,186	7,323,149	7,058,249	5,601,869	3,896,255
Minority Interest	2,266,215	2,101,271	1,954,929	1,487,416	1,383,313

Total Stockholder’s Equity	15,987,131	14,308,603	15,017,292	13,424,805	11,104,962

Operating Revenue	54,061,689	86,901,260	26,650,127	19,895,975	14,564,520
Operating Income	1,383,261	1,115,659	2,915,803	2,748,368	2,004,494
Income before income tax expense	1,459,818	1,190,400	2,923,358	2,913,712	2,145,704
Net income from continuing operation	1,077,445	588,655	2,114,501	2,189,207	1,833,521
Aggregated Net Income	1,115,773	588,502	2,114,360	2,189,207	1,833,521
Net Income for Majority Shareholders	1,026,024	454,478	1,939,238	2,029,319	1,688,221
Net Income for Minority Shareholders	89,749	134,024	175,122	159,888	145,300
No. of Companies Consolidated	36	38	30	24	21

*	The figures for fiscal years 2007 to 2009 take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

*	The figures for fiscal years 2007 and 2008 have been adjusted to reflect the re-classification of net income (loss) from discontinued operations.

3.	Accounting Information
a.	Loan Loss Reserves
(1)	Loan Loss Reserves for the past three years by classification
(unit: in millions of Won)

Period	Item	Total Credits	Loan Loss Reserves	Provisioning Ratio
2010 1Q	Loans	100,000	500	0.5%
	Total	100,000	500	0.5%
2009	Loans	140,000	700	0.5%
	Total	140,000	700	0.5%
2008	Loans	170,000	850	0.5%
	Total	170,000	850	0.5%
(2)	Change in Loan Loss Reserves for the past three years
(unit: in millions of Won)

Item	2010 1Q	2009	2008
1. Initial loan loss reserves balance	700	850	0
2. Net credit costs
1) Write-offs
2) Recovery of written-off assets
3) Other changes
Recovery of credit costs	(200)	(150)	850
Ending loan loss reserve balance	500	700	850

IV.	Independent Auditor’s Opinion
1.	Independent Auditor’s Opinion
a.	Independent Auditor

	2010 1Q	2009 1Q	2009	2008
Auditor	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC
Auditor’s Opinion	—	—	Unqualified Opinion	Unqualified Opinion
2.	Compensation to the Independent Auditor for the Past Three Years
a.	Auditing Service
(units: in millions of Won, hours)

				Accrued Time
Year	Auditor	Activity	Compensation	(hrs)
2010 1Q	Deloitte Anjin LLC	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	325	1,070
2009	Deloitte Anjin LLC	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	342	4,941
2008	Deloitte Anjin LLC	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	360	4,957
b.	Compensation for Services Other than the Audit
(unit: in millions of Won)

Year	Contract Date	Activity	Period	Comp.	Note
2010 1Q	2010.04.30	Corporate tax reconciliation (Consolidated tax return advice)	2010.07~2010.08 2011.02~2011.03	72	Deloitte Anjin LLC
2009	2009.12.21 2009.04.29	US GAAP and SOX Auditing Corporate tax reconciliation (Consolidated tax return review)	2009.12~2010.05 2009.07~2009.08 2010.2~2010.3	3,006 31	Deloitte Anjin LLC
2008	2009.01.07 2008.05.14	US GAAP and SOX Auditing Corporate tax reconciliation	2008.12~2009.5 2008.7~2008.8 2009.2~2009.3	3,340 23	Deloitte Anjin LLC

V.	Corporate Governance and Affiliated Companies
1.	About the Board of Directors
A.	Composition of our board of directors
As of March 27, 2010

Relationship with
Name	Career & Academic Background	Largest Shareholder	Notes
Pal Seung Lee (Standing Director)
•   Current) Chairman and chief executive officer of Woori Finance Holdings

•   Chief executive officer, Woori Investment & Securities

•   Executive managing director, Hanil Bank

•   Bachelor of Law, Korea University
		None	Chairman of the board

Min-Joon Bang (Non-standing Director)	• Arbitration Commissioner of Press Arbitration Commission • Head of Editorial Desk, Korea Times • Bachelor of Korean Language and Literature, Seoul National University	None	Third consecutive term

Hi-Taek Shin (Non-standing Director)
•   Current) Professor of College of Law, Seoul National University

•   Lawyer, Kim & Chang Law Firm

•   Bachelor of Laws, Seoul National University

•   Master of Laws, Seoul National University

•   J.S.D at Yale Law School
		None	Third consecutive term

Hi-Bock Kang (Non-standing Director)
•   Current) Executive Director, Market Economy Research Institute

•   Chief Executive Officer, Korea Minting and Security Printing Corporation

•   Bachelor of Public Administration, Seoul National University

•   Graduate School of Public Administration, Seoul National University
		None	Second consecutive term

Young-Ho Lee (Non-standing Director)	• Current) Advisor, Kim & Chang Law Firm • Chairman, Market Oversight Commission of Korea Exchange • Assistant Governor, Financial Supervisory Service • Bachelor of Laws, Korea University	None	Second consecutive term

Hak-Jin Kim (Non-standing Director)
•   Current) Director General of Department of Planning & Coordination, Korea Deposit Insurance Corporation

•   General Manager of Human Resources Development Department, Korea Deposit Insurance Corporation

•   Bachelor of Economics, Chung-Ang University
		Employee of the majority shareholding company	Second consecutive term

Doo-Hee Lee (Non-standing Director)
•   Current) Professor of College of Business Administration, Korea University

•   President, Korea Advertising Society

•   Bachelor of Business Administration, Korea University

•   Ph.D. in Business Administration, Michigan State University
		None	Second consecutive term

Hun Lee (Non-standing Director)	• Current) Co-Head, The Lawyers for Citizens • Lawyer, Barun Law • Bachelor of Law, Chung-Ang University	None	Second consecutive term
B.	Committees under the Board of Directors
We currently have the following management committees serving under the board of directors:
(a)	Management Committee

(b)	Business Development and Compensation Committee

(c)	Risk Management Committee

(d)	Standing Directors Committee

(e)	Ethics Committee

(f)	Outside Directors Recommendation Committee

(g)	MOU Evaluation Committee

(h)	Audit Committee

(i)	Audit Committee Member Candidate Recommendation Committee
As of March 27, 2010

Name	Position	Notes
Management Committee	Pal Seung Lee Hi-Bock Kang Young-Ho Lee Min-Joon Bang Hi-Taek Shin	Chairman and CEO Pal Seung Lee heads this committee consisting of the heads of the sub-committees.

Business Development and Compensation Committee	Young-Ho Lee Doo-Hee Lee Hun Lee	Non-standing director Young-Ho Lee heads this committee consisting of no fewer than three non-standing directors.

Risk Management Committee	Pal Seung Lee Hi-Bock Kang Young-Ho Lee Min-Joon Bang Hun Lee	Chairman and CEO Pal Seung Lee heads this committee. The committee consists of the Chairman and CEO, inside director and no fewer than three non-standing directors.

Standing Directors Committee	Pal Seung Lee	Chairman and CEO Pal Seung Lee heads the committee consisting of all executive directors.

Ethics Committee	Pal Seung Lee Min-Joon Bang Hak-Jin Kim Doo-Hee Lee Hi-Taek Shin	Non-standing director Min-Joon Bang heads this committee consisting of all executive directors and no fewer than two non-standing directors.

Outside Directors Recommendation Committee	Pal Seung Lee Hi-Bock Kang Hak-Jin Kim Doo-Hee Lee Hun Lee	Non-standing director Hi-Bock Kang heads this committee consisting of the Chairman and CEO and no fewer than three non-standing directors.

MOU Evaluation Committee	Pal Seung Lee Hi-Bock Kang Young-Ho Lee Min-Joon Bang Hi-Taek Shin Hak-Jin Kim Doo-Hee Lee Hun Lee	Chairman and CEO Pal Seung Lee heads this committee consisting of the entire board of directors.

Audit Committee	Young-Ho Lee Hak-Jin Kim Hi-Taek Shin Doo-Hee Lee	Consists of no fewer than 3 directors and one financial expert, at least two-thirds of whom are non-standing directors

Audit Committee Member Candidate Recommendation Committee	Hi-Bock Kang Young-Ho Lee Min-Joon Bang Hi-Taek Shin Hak-Jin Kim Doo-Hee Lee Hun Lee	Non-standing director Hi-Bock Kang heads this committee consisting of all executive directors.

2.	Related Companies

3.	Investments in Other Companies

As of March 31, 2010	(units: thousands of shares, millions of Won, %)

				Changes[1]
	Beginning Balance					Valuation	Ending Bal.
Name	Quantity	Share	Book value	Quantity	Cost	Gain/Loss	Quantity	Share	Book value	Total Assets	Net Income[2]
Woori Bank	765,957	100.0	13,621,824	—	—	107,878	765,957	100.0	13,729,702	237,910,470	953,829
Kwangju Bank	49,413	99.9	976,284	—	—	26,776	49,413	99.9	1,003,060	17,308,304	62,003
Kyongnam Bank	58,050	99.9	1,443,661	—	—	21,719	58,050	99.9	1,465,380	23,157,326	193,618
Woori Finance Info Sys.	900	100.0	15,013	—	—	1,211	900	100.0	16,224	221,876	1,416
Woori F&I	6,000	100.0	166,563	—	—	(3,784)	6,000	100.0	162,779	508,542	24,667
Woori Investment & Securities	46,325	35.0	754,782	—	—	44,394	46,325	35.0	799,176	15,569,687	181,805
Woori Asset Management	6,662	100.0	67,456	—	—	4,338	6,662	100.0	71,794	89,595	55
Woori Private Equity	4,000	100.0	24,246	—	—	882	4,000	100.0	25,128	25,141	1,310
Woori Financial	8,970	52.5	207,346	—	—	(8,655)	8,970	52.5	198,691	2,151,217	25,732
Woori Aviva Life Insurance	3,060	51.0	72,903	—	—	1,202	3,060	51.0	74,105	1,640,793	10,477

Total	949,337	—	17,350,078	—	—	195,961	949,337	—	17,546,039	298,582,951	1,429,180

1.	The changes in quantity and cost are calculated from the increase or decrease under the equity method.

2.	The figures for the net income stated above are for the fiscal year ended December 31, 2009, except for the figures for the latest net income of Woori Asset Management, Woori Investment & Securities and Woori Aviva Life Insurance, which are for the fiscal year ended March 31, 2008.

3.	The figures have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”). The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

VI.	Stock Information
1.	Stock Distribution
a.	Stock Information of the Largest Shareholder and Specially Related Parties

As of April 13, 2010	(units: shares, %)

			Shares Held											Reasons
			Beginning balance							Ending balance				Behind
Name	Relation	Type	Stock	Share		(+)		(-)		Stock		Share		Change
KDIC	Largest S/H	Common	531,738,609		65.97		—		72,540,000		459,198,609		56.97
Total		Common	531,738,609		65.97		—		72,540,000		459,198,609		56.97
		Preferred					—		—		—		—

		Total	531,738,609	65.97		—		72,540,000		531,738,609		56.97

Largest Shareholder: KDIC
b.	Share Ownership of More Than 5%

As of April 9, 2010	(units: shares, %)

		Common Stock		Preferred Stock		Total
No.	Name	No. of shares	%	No. of shares	%	No. of shares	%
1	KDIC	459,198,609	56.97			459,198,609	56.97
2	Mirae Asset Management Investment	49,967,187	6.20			49,967,187	6.20

Total		509,165,796	63.17			509,165,796	63.17

c.	Shareholder Distribution
As of December 31, 2009

	Shareholder
Items	number	Ratio(%)	Number of shares	Ratio(%)
Total Minority Shareholders	70,667	100.00	265,694,161	32.96
Minority Shareholders (Companies)	1,547	2.19	215,407,064	26.72
Minority Shareholders (Individual)	69,120	97.81	50,287,097	6.24
Largest Shareholders, etc.	1	—	531,738,609	65.97
Main Shareholders	—	—	—	—
Total Other Shareholders	1	—	8,580,000	1.06
Others Shareholders (Companies)	1	—	8,580,000	1.06
Others Shareholders (Individuals)	—	—	—	—
Others	1	—	2,570	—

Total	70,670	100.0	806,015,340	100.00

2.	Stock Price and Stock Market Performance for the Past Six Months
a.	Domestic Stock Market
(units: Won, shares)

Period		October 2009	November 2009	December 2009	January 2010	February 2010	March 2010
Common Stock	High	16,900	16,700	15,600	16,000	14,450	16,800
	Low	15,250	13,300	13,850	13,400	12,950	13,750
	Average	16,140	15,795	15,074	14,953	13,576	15,080
Monthly Trade Volume	High	6,160,933	70,050,991	11,145,935	9,228,569	4,601,541	8,445,039
	Low	1,784,163	1,302,133	1,504,110	2,503,978	1,237,078	1,518,406
	Average	66,227,647	140,716,281	85,018,954	85,347,708	55,357,442	83,747,705
b.	Foreign Stock Market (NYSE)
(units: US Dollars, ADRs)

Period		October 2009	November 2009	December 2009	January 2010	February 2010	March 2010
ADR	High	43.11	43.78	40.03	42.50	36.60	44.10
	Low	39.39	35.00	35.50	33.93	33.05	34.35
	Average	41.13	41.00	38.33	39.00	35.12	39.75
Won Conversion	High	50,340	50,570	46,151	48,400	42,349	50,170
	Low	47,292	40,376	41,567	38,640	38,241	39,078
	Average	48,338	47,733	44,710	44,414	40,637	45,221
Monthly Trade Volume	High	57,135	92,521	27,832	68,100	15,700	54,900
	Low	900	700	1,315	2,000	2,200	500
	Average	202,035	302,933	171,216	257,600	130,300	180,600

VII.	Directors and Employee Information
1.	Directors

			Common Stocks Owned
Position		Name	(As of May 3, 2010)	Note
Chairman and CEO	Registered	Pal Seung Lee	30,000
Senior Managing Director	Non-Registered	Kyung Dong Kim	2,000	Retired on April 9, 2010
Senior Managing Director	Non-Registered	Sang Koo Youn	400
Senior Managing Director	Non-Registered	Jeong Han Kim		Also serves as the Head of the Risk Management Unit at Woori Bank
Managing Director	Non-Registered	In Chul Park	1,000
Managing Director	Non-Registered	Sung Jae Park	353	Appointed as the Chief Compliance Officer on February 10, 2010
Managing Director	Non-Registered	Seung Gyu Kim
Non-standing Director	Registered	Hi-Bock Kang
Non-standing Director	Registered	Young-Ho Lee
Non-standing Director	Registered	Min-Joon Bang
Non-standing Director	Registered	Hi-Taek Shin
Non-standing Director	Registered	Hak-Jin Kim
Non-standing Director	Registered	Doo-Hee Lee
Non-standing Director	Registered	Hun Lee
2. Employee Status

As of March 31, 2010	(units: persons, thousands of Won)

					Average		Average
	Staff				Tenure	Cumulative	Compensation
Items	Admin.	Manu.	Misc.	Total	Years	Compensation	Per Person	Note
Total	116	—	12	128	3 years and 9 months	1,605,903	12,546	—
3. Directors’ Compensation
(unit: in millions of Won)

		Compensation Limit approved at	Fair value of
Items	Total Compensation	Meeting of Shareholders	Stock Option	Note
Standing Director	119	4,000	—
Non-standing Directors (excluding audit committee member)	20		—
Audit committee members	40		—

VIII.	Related Party Transactions
1.	Transactions with Affiliated Parties
a.	Transactions of Provisional Payments and Loans (including secured loans)
(unit: in millions of Won)

			Changes
Name	Relation	Item	Beg.	+	-	End	Notes
Woori Financial	Subsidiary	Other Loan	100,000	—	—	100,000
Woori F&I	Subsidiary	Other Loan	40,000	—	40,000	—

Total			140,000	—	40,000	100,000

b.	Payment Transactions
(unit: shares)

		Capital Contribution and Share Disposal
			Transactions
Name	Relation	Types of Shares	Beginning	Increase	Decrease	Ending	Notes
Woori Bank	Subsidiary	Common stock	695,956,580	—	—	695,956,580
		Preferred Stock	70,000,000	—	—	70,000,000
Kwangju Bank	Subsidiary	Common stock	49,413,333	—	—	49,413,333
Kyongnam Bank	Subsidiary	Common stock	58,049,994	—	—	58,049,994
Woori Finance Info Sys.	Subsidiary	Common Stock	900,000	—	—	900,000
Woori F&I	Subsidiary	Common Stock	6,000,000	—	—	6,000,000
Woori Investment & Securities	Subsidiary	Common Stock	46,324,981	—	—	46,324,981
Woori Asset Management	Subsidiary	Common Stock	6,662,000	—	—	6,662,000
Woori Private Equity	Subsidiary	Common Stock	4,000,000	—	—	4,000,000
Woori Financial	Subsidiary	Common Stock	8,970,639	—	—	8,970,639
Woori Aviva Life Insurance	Subsidiary	Common Stock	3,060,000	—	—	3,060,000

Total			949,337,527	—	—	949,337,527

EXHIBIT A
FINANCIAL STATEMENTS
WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009
AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
Audit•Tax•Consulting•Financial Advisory•

Independent Accountants’ Review Report
English Translation of a Report Originally Issued in Korean
To the Shareholders and Board of Directors of
Woori Finance Holdings Co., Ltd.:
We have reviewed the accompanying non-consolidated statement of financial position of Woori Finance Holdings Co., Ltd. (the “Company”) as of March 31, 2010 and the related non-consolidated statements of income, changes in shareholders’ equity and cash flows for the three months ended March 31, 2010 and 2009, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.
We conducted our reviews in accordance with standards for review of interim financial statement in the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews nothing has come to our attention that causes us to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea (See Note 2).
We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated statement of financial position of the Company as of December 31, 2009 and the related non-consolidated statements of income, appropriations of retained earnings, changes in shareholders’ equity and cash flows for the year then ended (not presented herein) and in our report dated March 4, 2010, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying statement of financial position as of December 31, 2009, which is comparatively presented, does not differ in material respects from such audited non-consolidated statement of financial position.
Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and nothing has come to our attention that cause us to believe that such translation has not been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, cash flows or changes in shareholders’ equity in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.
May 3, 2010
Notice to Readers
This report is effective as of May 3, 2010, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the accountants’ review report.

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2010 AND DECEMBER 31, 2009

					Translation into
	Korean won				U.S. dollars (Note 2)
	2010		2009		2010		2009
	(In millions)				(In thousands)
ASSETS

Cash and bank deposits (Notes 15 and 17)	~~W~~	312,986	~~W~~	23,267	US$	276,783	US$	20,576
Investment securities accounted for using the equity method of accounting (Notes 3 and 15)		17,546,039		17,350,078		15,516,483		15,343,189
Loans, net of allowance for possible loan losses (Notes 4, 15 and 17)		99,500		139,300		87,991		123,187
Fixed assets (Notes 5 and 20)		377		415		333		367
Other assets (Notes 7 and 17)		36,170		32,068		31,986		28,358

	~~W~~	17,995,072	~~W~~	17,545,128	US$	15,913,576	US$	15,515,677

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Debentures, net of discounts (Notes 8 and 15)	~~W~~	3,744,899	~~W~~	3,744,156	US$	3,311,725	US$	3,311,068
Borrowings (Notes 8 and 15)		—		60,000		—		53,060
Other liabilities (Notes 10 and 17)		99,606		20,049		88,084		17,730

		3,844,505		3,824,205		3,399,809		3,381,858

SHAREHOLDERS’ EQUITY
Common stock (Note 11)		4,030,077		4,030,077		3,563,917		3,563,917
Capital surplus (Note 3)		179,868		179,488		159,063		158,726
Capital adjustments (Notes 3 and 11)		(55,697)		(54,201)		(49,255)		(47,932)
Accumulated other comprehensive income (Notes 3 and 19)		1,158,854		1,219,373		1,024,809		1,078,328
Retained earnings:
Legal reserve		885,903		783,300		783,430		692,695
Voluntary reserve		7,379,000		6,539,000		6,525,469		5,782,632
Retained earnings before appropriations (Notes 3 and 11)		572,562		1,023,885		506,334		905,453

		8,837,465		8,346,186		7,815,233		7,380,780

		14,150,567		13,720,923		12,513,767		12,133,819

	~~W~~	17,995,072	~~W~~	17,545,128	US$	15,913,576	US$	15,515,677

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009

					Translation into
	Korean won				U.S. dollars (Note 2)
	2010		2009		2010		2009
	(In millions, except for income				(In thousands, except for
	per share data)				income per share data)
OPERATING REVENUE
Gain on valuation using the equity method of accounting (Notes 3 and 16)	~~W~~	647,869	~~W~~	235,221	US$	572,930	US$	208,013
Interest income (Note 17)		1,868		3,771		1,652		3,335
Reversal of allowance for doubtful accounts		200		—		177		—

		649,937		238,992		574,759		211,348

OPERATING EXPENSES
Loss on valuation using the equity method of accounting (Notes 3 and 16)		7,548		12,794		6,675		11,314
Interest expense		61,118		54,722		54,049		48,392
Fees (Note 17)		889		1,132		786		1,002
Provision for possible loan losses		—		100		—		88
General and administrative (Notes 14 and 17)		7,214		6,461		6,380		5,714

		76,769		75,209		67,890		66,510

OPERATING INCOME		573,168		163,783		506,869		144,838

NON-OPERATING INCOME		3		43		3		38

NON-OPERATING EXPENSES		154		1,553		136		1,373

INCOME BEFORE INCOME TAX		573,017		162,273		506,736		143,503

INCOME TAX EXPENSE (Note 12)		—		—		—		—

NET INCOME	~~W~~	573,017	~~W~~	162,273	US$	506,736	US$	143,503

BASIC NET INCOME PER COMMON SHARE (Note 18)	~~W~~	711	~~W~~	201	US$	0.63	US$	0.18

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009

							Accumulated
							other
	Common		Capital		Capital		comprehensive		Retained
Korean won	stock		surplus		adjustments		income		earnings		Total
	(In millions)

January 1, 2009 (Reported)	~~W~~	4,030,077	~~W~~	186,959	~~W~~	(57,219)	~~W~~	724,373	~~W~~	7,323,149	~~W~~	12,207,339
Net income		—		—		—		—		162,273		162,273
Valuation using the equity method on subsidiaries		—		(148)		306		104,064		905		105,127

March 31, 2009	~~W~~	4,030,077	~~W~~	186,811	~~W~~	(56,913)	~~W~~	828,437	~~W~~	7,486,327	~~W~~	12,474,739

January 1, 2010 (Reported)	~~W~~	4,030,077	~~W~~	179,488	~~W~~	(54,201)	~~W~~	1,219,373	~~W~~	8,346,186	~~W~~	13,720,923
Net income		—		—		—		—		573,017		573,017
Dividend		—		—		—		—		(80,601)		(80,601)
Valuation using the equity method on subsidiaries		—		380		(1,496)		(60,519)		(1,137)		(62,772)

March 31, 2010	~~W~~	4,030,077	~~W~~	179,868	~~W~~	(55,697)	~~W~~	1,158,854	~~W~~	8,837,465	~~W~~	14,150,567

							Accumulated
							other
Translation into	Common		Capital		Capital		comprehensive		Retained
U.S. dollars (Note 2)	stock		surplus		adjustments		income		earnings		Total
	(In thousands)

January 1, 2009 (Reported)	US$	3,563,917	US$	165,333	US$	(50,600)	US$	640,585	US$	6,476,078	US$	10,795,313
Net income		—		—		—		—		143,503		143,503
Valuation using the equity method on subsidiaries		—		(131)		271		92,027		800		92,967

March 31, 2009	US$	3,563,917	US$	165,202	US$	(50,329)	US$	732,612	US$	6,620,381	US$	11,031,783

January 1, 2010 (Reported)	US$	3,563,917	US$	158,726	US$	(47,932)	US$	1,078,328	US$	7,380,780	US$	12,133,819
Net income		—		—		—		—		506,736		506,736
Dividend		—		—		—		—		(71,278)		(71,278)
Valuation using the equity method on subsidiaries		—		337		(1,323)		(53,519)		(1,005)		(55,510)

March 31, 2010	US$	3,563,917	US$	159,063	US$	(49,255)	US$	1,024,809	US$	7,815,233	US$	12,513,767

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009

					Translation into
	Korean won				U.S. dollars (Note 2)
	2010		2009		2010		2009
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	~~W~~	573,017	~~W~~	162,273	US$	506,736	US$	143,503
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on valuation using the equity method of accounting		7,548		12,794		6,675		11,314
Interest expense (amortization of discounts on debentures)		743		648		657		573
Provision for severance benefits		323		237		286		209
Depreciation		41		54		36		48
Amortization		2		2		2		2
Gain on valuation using the equity method of accounting		(647,869)		(235,221)		(572,930)		(208,013)
Provision for possible loan losses		(200)		100		(177)		88

		(639,412)		(221,386)		(565,451)		(195,779)

Changes in operating assets and liabilities:
Decrease in other receivables		80		—		71		—
Increase in accrued dividends		(4,009)		—		(3,545)		—
Decrease (increase) in accrued income		(16)		79		(14)		70
Increase in prepaid expenses		(110)		(277)		(97)		(245)
Increase in advanced payments		(34)		(31)		(30)		(28)
Severance benefits payment		(183)		(118)		(162)		(104)
Decrease in employee retirement insurance deposit		—		107		—		95
Increase (decrease) in other payables		(125)		217		(111)		191
Increase (decrease) in accrued expenses		(984)		31		(870)		27
Increase (decrease) in withholdings		(77)		158		(68)		140
Dividends on investment securities accounted for the equity method		381,590		13,722		337,451		12,135

		376,132		13,888		332,625		12,281

Net cash provided by (used in) operating activities		309,737		(45,225)		273,910		(39,995)

(Continued)

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009

					Translation into
	Korean won				U.S. dollars (Note 2)
	2010		2009		2010		2009
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Collection of loans	~~W~~	40,000	~~W~~	20,000	US$	35,373	US$	17,687
Acquisition of investment securities accounted for using the equity method accounting		—		(300,000)		—		(265,299)
Acquisition of fixed assets		(3)		—		(3)		—
Acquisition of intangible assets		(15)		—		(13)		—
Increase in loans		—		(40,000)		—		(35,373)

Net cash provided by (used in) investing activities		39,982		(320,000)		35,357		(282,985)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in debentures in local currency		—		599,133		—		529,831
Decrease in borrowings in local currency		(60,000)		—		(53,060)		—

Net cash provided by (used in) financing activities		(60,000)		599,133		(53,060)		529,831

NET INCREASE IN CASH AND BANK DEPOSITS		289,719		233,908		256,207		206,851

CASH AND BANK DEPOSITS, BEGINNING OF THE PERIOD		23,267		119,350		20,576		105,545

CASH AND BANK DEPOSITS, END OF THE PERIOD	~~W~~	312,986	~~W~~	353,258	US$	276,783	US$	312,396

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009

1.	GENERAL
(1)	Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (the “Company”) was incorporated on March 27, 2001, to engage in the business of managing the following five financial institutions; Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea and merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns 10 subsidiaries and 28 2nd-tier subsidiaries as of March 31, 2010.

Upon incorporation, the Company’s stock amounted to ~~W~~3,637,293 million, consisting of 727,458,609 common shares (~~W~~5,000 per share) issued and outstanding. As a result of several capital increases, exercise of warrants and conversion rights since incorporation, as of March 31, 2010, the Company’s stock amounted to ~~W~~4,030,077 million, consisting of 806,015,340 common shares issued and outstanding of which the KDIC owns 531,738,609 shares (65.97%).

On June 24, 2002, the Company listed its common shares on the Korea Exchange. On September 29, 2003, the Company was registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.
(2)	The structure of the Company and its significant subsidiaries as of March 31, 2010 and December 31, 2009 is as follows:

		2010		2009
		Number of	Percentage	Number of	Percentage	Financial
Parent		shares	of owner-	shares	of owner-	statements
companies	Subsidiaries	owned	ship (%)	owned	ship (%)	as of
Woori Finance Holdings Co., Ltd.	Woori Bank	765,956,580	100.0	765,956,580	100.0	Mar. 31
²	Kyongnam Bank	58,049,994	99.9	58,049,994	99.9	Mar. 31
²	Kwangju Bank	49,413,333	99.9	49,413,333	99.9	Mar. 31
²	Woori Finance Information System Co., Ltd.	900,000	100.0	900,000	100.0	Mar. 31
²	Woori F&I Co., Ltd.	6,000,000	100.0	6,000,000	100.0	Mar. 31
²	Woori Investment Securities Co., Ltd.	46,324,981	35.0	46,324,981	35.0	Mar. 31
²	Woori Asset Management Co., Ltd.	6,662,000	100.0	6,662,000	100.0	Mar. 31
²	Woori Private Equity Co., Ltd.	4,000,000	100.0	4,000,000	100.0	Mar. 31
²	Woori Financial Co., Ltd.	8,909,439	52.5	8,909,439	52.5	Mar. 31
²	Woori Aviva Life Insurance Co., Ltd.	3,060,000	51.0	3,060,000	51.0	Mar. 31 (*5)
Woori Bank	Woori Credit Information Co., Ltd.	1,008,000	100.0	1,008,000	100.0	Mar. 31 (*5)
²	Woori America Bank	10,500,000	100.0	10,500,000	100.0	Mar. 31 (*5)
²	PT. Bank Woori Indonesia	1,618	95.2	1,618	95.2	Mar. 31 (*5)
²	Woori Global Market Asia Limited	39,000,000	100.0	39,000,000	100.0	Mar. 31 (*5)
²	Woori Bank (China) Limited	-	100.0	-	100.0	Mar. 31 (*5)
²	ZAO Woori Bank	19,999,999	100.0	19,999,999	100.0	Mar. 31 (*5)

		2010		2009
		Number of	Percentage	Number of	Percentage	Financial
Parent		shares	of owner-	shares	of owner-	statements
companies	Subsidiaries	owned	ship (%)	owned	ship (%)	as of
Woori F&I Co., Ltd.	Woori AMC Co., Ltd. (*3)	800,000	100.0	-	-	Mar. 31
²	Woori F&I Fifth Asset Securitization Specialty (*2)	-	-	92,500	100.0	Mar. 31
²	Woori F&I Sixth Asset Securitization Specialty	98,780	100.0	98,780	100.0	Mar. 31
²	Woori F&I Seventh Asset Securitization Specialty	105,300	100.0	105,300	100.0	Mar. 31
²	Woori F&I Tenth Asset Securitization Specialty	478,020	100.0	478,020	100.0	Mar. 31
²	Woori F&I Eleventh Asset Securitization Specialty (*3)	181,060	100.0	-	-	Mar. 31
²	Woori F&I Thirteenth Asset Securitization Specialty (*3)	1,044,860	94.6	-	-	Mar. 31
²	Woori SB Tenth Asset Securitization Specialty	410,711	50.0	410,711	50.0	Mar. 31
Woori Investment Securities Co., Ltd.	Woori Futures Co., Ltd.	5,000,000	100.0	5,000,000	100.0	Mar. 31
²	Woori Investment Securities (H.K.) Ltd.	22,500,000	100.0	22,500,000	100.0	Mar. 31 (*5)
²	LG Investments Holding B.V. (Amsterdam) GG	1,642,398,242	100.0	1,642,398,242	100.0	Mar. 31 (*5)
²	MARS First Private Equity Fund	18,000,000	52.9	18,000,000	52.9	Mar. 31 (*5)
²	MARS Second Private Equity Fund (*4)	25,066,666,670	8.9	25,066,666,670	8.9	Mar. 31 (*5)
²	Connacht Capital Market Investment	15,000,000	100.0	15,000,000	100.0	Mar. 31 (*5)
²	Woori Investment Asia Pte. Ltd.	50,000,000	100.0	50,000,000	100.0	Mar. 31 (*5)
²	Woori Absolute Asia Global Opportunity Fund	35,000	100.0	35,000	100.0	Feb. 28 (*5)
Woori, Kyongnam & Kwangju Bank, Woori Investment Securities, Woori F&I & Woori PE	Woori Private Equity Fund (*1)	150,498	61.0	149,937	61.0	Mar. 31
Woori Private Equity Fund	Kumho Investment Bank	74,550,000	41.4	74,550,000	41.4	Mar. 31 (*5)
²	Woori Renaissance Holdings	1,260	51.6	1,260	51.6	Mar. 31
²	Phoenix Digital Tech Co., Ltd.	500,000	50.0	500,000	50.0	Mar. 31 (*5)
²	Woori BK Co., Ltd.	1,000	100.0	1,000	100.0	Mar. 31 (*5)
Woori Private Equity Fund & Kumho Investment Bank	Sahn Eagles LLC (*3)	51,027,331	63.8	-	-	Dec. 31
Woori Renaissance Holdings	UP Chemical Co., Ltd.	582,371	70.0	582,371	70.0	Mar. 31 (*5)

(*1)	The investee increased its capital in cash on January 5, 2010. As a result, the number of shares owned increased.

(*2)	Since total assets as of December 31, 2009 decreased to ~~W~~10 billion, it has been deconsolidated and accounted for using the equity method as of January 1, 2010.

(*3)	Since total assets as of December 31, 2009 exceeded ~~W~~10 billion, it has been consolidated as of January 1, 2010.

(*4)	As a General Partner of investee’s company, Woori Investment Securities Co., Ltd. has a right to make investment decisions even though it holds less than 50% equity of Mars 2nd Private Equity Fund. Therefore, it has been consolidated.

(*5)	The unreviewed financial statements as of March 31, 2010 are used for the consolidation.
(3)	General information pertaining to the Company’s subsidiaries as of March 31, 2010 does not differ materially from that as of December 31, 2009.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Financial Statement Presentation
The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in shareholders’ equity or cash flows, is not presented in the accompanying financial statements.
The accompanying financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of the Republic of Korea and has been made at the rate of ~~W~~1,130.80 to US$ 1.00 at March 31, 2010, the Base Rate announced by Seoul Money Brokerage Service, Ltd. Such translations should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that or any other rate.
The accounting policies, which have been adopted in preparing the accompanying non-consolidated financial statements, do not differ materially from those used in preparing the non-consolidated financial statements for the year ended December 31, 2009.

3.	INVESTMENT SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD OF ACCOUNTING
(1)	Changes in investment securities accounted for using the equity method of accounting for the three months ended March 31, 2010 and the year ended December 31, 2009 are as follows (Korean won in millions):

			Gain (loss)
			on valuation using			Other				Other
			the equity method			comprehensive				increase
<2010>	Jan. 1, 2010		(*)			income (*)	Dividends			(decrease)	Mar. 31, 2010
Woori Bank	~~W~~	13,621,824	~~W~~	472,173	~~W~~	(76,341)	~~W~~	(286,149)	~~W~~	(1,805)	~~W~~	13,729,702
Kyongnam Bank		1,443,661		72,828		7,079		(58,050)		(138)		1,465,380
Kwangju Bank		976,284		40,455		5,039		(18,580)		(138)		1,003,060
WFIS		15,013		1,211		—		—		—		16,224
Woori F&I		166,563		10,931		82		(14,801)		4		162,779
Woori Investment Securities		754,782		45,025		(526)		—		(105)		799,176
Woori Asset Management		67,456		4,338		—		—		—		71,794
Woori PE		24,246		908		44		—		(70)		25,128
Woori Financial		207,346		(4,682)		36		(4,009)		—		198,691
Woori Aviva		72,903		(2,866)		4,068		—		—		74,105

	~~W~~	17,350,078	~~W~~	640,321	~~W~~	(60,519)	~~W~~	(381,589)	~~W~~	(2,252)	~~W~~	17,546,039

			Gain (loss)
			on valuation using		Other				Other
			the equity		comprehensive				increase
<2009>	Jan.1, 2009		method (*)		income (*)		Dividends		(decrease)		Dec.31, 2009
Woori Bank	~~W~~	11,900,128	~~W~~	952,362	~~W~~	475,591	~~W~~	(2,455)	~~W~~	296,198	~~W~~	13,621,824
Kyongnam Bank		1,245,318		191,438		6,653		—		252		1,443,661
Kwangju Bank		920,938		61,980		(6,886)		—		252		976,284
WFIS		13,076		1,935		2		—		—		15,013
Woori F&I		139,999		24,097		(6,295)		(11,267)		20,029		166,563
Woori 3rd SPC		—		38,328		(8,692)		—		(29,636)		—
Woori Investment Securities		709,114		36,686		34,269		(25,479)		192		754,782
Woori Asset Management		41,296		4,315		—		—		21,845		67,456
Woori PE		12,844		1,320		103		—		9,979		24,246
Woori Financial		228,456		(24,589)		(1,085)		(1,275)		5,839		207,346
Woori Aviva		74,187		(2,498)		1,340		—		(126)		72,903

	~~W~~	15,285,356	~~W~~	1,285,374	~~W~~	495,000	~~W~~	(40,476)	~~W~~	324,824	~~W~~	17,350,078

(*)	Gain or loss on valuation using the equity method and changes in equity of investees using the equity method is represented in total amount segregated by each investee.
(2)	The details of other increase (decrease) for the three months ended March 31, 2010 and the year ended December 31, 2009 are as follows (Korean won in millions):

	Capital		Capital		Retained		Acquisition/
<2010>	surplus		adjustment		earnings		Others		Total
Woori Bank	~~W~~	(316)	~~W~~	(353)	~~W~~	(1,136)	~~W~~	—	~~W~~	(1,805)
Kyongnam Bank		(67)		(71)		—		—		(138)
Kwangju Bank		(67)		(71)		—		—		(138)
Woori F&I		(56)		60		—		—		4
Woori Investment Securities		920		(1,025)		—		—		(105)
Woori PE		(34)		(36)		—		—		(70)

	~~W~~	380	~~W~~	(1,496)	~~W~~	(1,136)	~~W~~	—	~~W~~	(2,252)

							Other
	Capital		Capital		Retained		non-operating		Acquisition/
<2009>	surplus		adjustment		earnings		expenses		Others		Total
Woori Bank	~~W~~	(895)	~~W~~	898	~~W~~	(2,987)	~~W~~	(818)	~~W~~	300,000	~~W~~	296,198
Kyongnam Bank		71		181		—	—			—		252
Kwangju Bank		71		181		—	—			—		252
Woori F&I		34		(5)		—	—			20,000		20,029
Woori 3rd SPC		—		—		—	—			(29,636)		(29,636)
Woori Investment Securities		(13)		205		—	—			—		192
Woori Asset Management		(26,005)		—						47,850		21,845
Woori PE		34		(55)		—	—			10,000		9,979
Woori Financial		217		1,613		—	—			4,009		5,839
Woori Aviva		—		—		—	—			(126)		(126)

	~~W~~	(26,486)	~~W~~	3,018	~~W~~	(2,987)	~~W~~	(818)	~~W~~	352,097	~~W~~	324,824

(*)	The variation of equity due to the additional acquisition, disposal of shares and paid in capital of Company’s subsidiaries are accounted as capital surplus or capital adjustments.

(3)	The details of changes in the difference between the acquisition cost and the proportionate net asset value on the acquisition date for the three months ended March 31, 2010 and the year ended December 31, 2009 are as follows (Korean won in millions):

	Jan. 1, 2010		Acquisition		Amortization		Mar. 31, 2010
Woori F&I	~~W~~	56	~~W~~	—	~~W~~	1	~~W~~	55
Woori Investment Securities		(2,223)		—		(78)		(2,145)
Woori Financial		105,684		—		9,608		96,076
Woori Aviva		23,633		—		1,836		21,797

	~~W~~	127,150	~~W~~	—	~~W~~	11,367	~~W~~	115,783

	Jan. 1, 2009		Acquisition		Amortization		Dec. 31, 2009
Woori F&I	~~W~~	61	~~W~~	—	~~W~~	5	~~W~~	56
Woori Investment Securities		(2,245)		—		(22)		(2,223)
Woori Financial		144,114		—		38,430		105,684
Woori Aviva		31,058		(126)		7,299		23,633

	~~W~~	172,988	~~W~~	(126)	~~W~~	45,712	~~W~~	127,150

(4)	The details of unrealized gain (loss) from transactions among subsidiaries for the three months ended March 31, 2010 are as follows (Korean won in millions):

	Jan. 1, 2010		Realized		Incurred		Mar. 31, 2010
Woori Bank	~~W~~	4,175	~~W~~	1,333	~~W~~	2,192	~~W~~	7,700
Kyongnam Bank		360		130		—		490
Kwangju Bank		2,365		(150)		—		2,215
WFIS		3,642		(30)		—		3,612
Woori F&I		200		(200)		—		—
Woori Investment Securities		(122)		5		—		(117)
Woori Financial		424		(79)		—		345

	~~W~~	11,044	~~W~~	1,010	~~W~~	2,192	~~W~~	14,245

(5)	The market value of Woori Investment Securities and Woori Financial are ~~W~~727,302 million (~~W~~15,700 per share) and ~~W~~82,947 million (~~W~~9,310 per share), respectively, as of March 31, 2010.

4.	LOANS AND ALLOWANCE FOR POSSIBLE LOAN LOSSES
Loans as of March 31, 2010 and December 31, 2009 are as follows (Korean won in millions):

	Issuance	Maturity	Annual interest
	date	date	rate (%)	2010		2009
Woori Financial	Nov. 3, 2008	Oct. 19, 2010	5.47	~~W~~	30,000	~~W~~	30,000
²	Dec. 26, 2008	Oct. 19, 2010	5.47		70,000		70,000
Woori F&I Co.,Ltd	Mar. 27, 2009	Mar.27, 2012	6.80		—		40,000

					100,000		140,000
Allowance for possible loan losses					(500)		(700)

				~~W~~	99,500	~~W~~	139,300

5.	FIXED ASSETS
(1)	Changes in fixed assets for the three months ended March 31, 2010 and the year ended December 31, 2009 are as follows (Korean won in millions):

	Jan. 1, 2010		Acquisition		Disposition		Depreciation		Mar. 31, 2010
Furniture and equipment	~~W~~	256	~~W~~	1	~~W~~	—	~~W~~	30	~~W~~	227
Leasehold improvements		132		2		—		11		123
Others		27		—		—		—		27

	~~W~~	415	~~W~~	3	~~W~~	—	~~W~~	41	~~W~~	377

	Jan. 1, 2009		Acquisition		Disposition		Depreciation		Dec. 31, 2009
Furniture and equipment	~~W~~	384	~~W~~	55	~~W~~	—	~~W~~	183	~~W~~	256
Leasehold improvements		155		19		—		42		132
Others		27		—		—		—		27

	~~W~~	566	~~W~~	74	~~W~~	—	~~W~~	225	~~W~~	415

6.	INTANGIBLE ASSETS
(1)	Changes in intangible assets for the three months ended March 31, 2010 and the year ended December 31, 2009 are as follows (Korean won in millions):

	Jan. 1, 2010		Acquisition		Amortization		Mar. 31, 2010
Software	~~W~~	2	~~W~~	—	~~W~~	—	~~W~~	2
Industrial property rights		6		15		2		19

	~~W~~	8	~~W~~	15	~~W~~	2	~~W~~	21

	Jan. 1, 2009		Acquisition		Amortization		Dec. 31, 2009
Software	~~W~~	3	~~W~~	—	~~W~~	1	~~W~~	2
Industrial property rights		11		—		5		6

	~~W~~	14	~~W~~	—	~~W~~	6	~~W~~	8

As of March 31, 2010 and December 31, 2009, accumulated amortization of software amounted to ~~W~~35.3 million and ~~W~~35.1 million, respectively, and accumulated amortization of industrial property rights amounted to ~~W~~83.9 million and ~~W~~82.4 million, respectively.

7.	OTHER ASSETS
Other assets as of March 31, 2010 and December 31, 2009 are as follows (Korean won in millions):

	2010		2009
Deposits refundable (Note 17)	~~W~~	31,645	~~W~~	31,645
Other receivables		—		81
Dividend receivables		4,009		—
Accrued income (Note 17)		29		13
Prepaid expenses		432		321
Advance payments		34		—
Intangible assets (Note 6)		21		8

	~~W~~	36,170	~~W~~	32,068

8.	BORROWINGS AND DEBENTURES
(1)	Borrowings in local currency as of March 31, 2010 and December 31, 2009 are as follows (Korean won in millions):

	Annual interest
Lender	rate (%)	Maturity	Line of credit		2010		2009
Hana Bank	CD(3M)+2.5	Jul. 14, 2010	~~W~~	100,000	~~W~~	—	~~W~~	50,000
Kookmin Bank	5.3	Jun. 17, 2010		150,000		—		10,000

			~~W~~	250,000	~~W~~	—	~~W~~	60,000

(2)	Debentures in local currency as of March 31, 2010 and December 31, 2009 are as follows (Korean won in millions):

	Issuance	Annual interest
	date	rate (%)	Maturity	2010		2009
The 15th bonds	Jun. 21, 2005	4.31	Jun. 21, 2010	~~W~~	250,000	~~W~~	250,000
The 18-1st bonds	Aug. 30, 2007	5.71	Aug. 30, 2010		250,000		250,000
The 18-2nd bonds	Aug. 30, 2007	5.79	Aug. 30, 2012		250,000		250,000
The 19-1st bonds	Dec. 6, 2007	6.63	Dec. 6, 2010		130,000		130,000
The 19-2nd bonds	Dec. 6, 2007	6.63	Dec. 6, 2012		140,000		140,000
The 20-1st bonds	Apr. 14, 2008	5.67	Apr. 14, 2011		160,000		160,000
The 20-2nd bonds	Apr. 14, 2008	5.72	Apr. 14, 2013		170,000		170,000
The 21st bonds	Jun. 24, 2008	6.55	Jun. 24, 2011		200,000		200,000
The 22-1st bonds	Sep. 25, 2008	7.24	Sep. 25, 2010		50,000		50,000
The 22-2nd bonds	Sep. 25, 2008	7.28	Sep. 25, 2011		250,000		250,000
The 23-1rd bonds	Dec. 9, 2008	7.96	Dec. 9, 2010		210,000		210,000
The 23-2nd bonds	Dec. 9, 2008	8.13	Dec. 9, 2011		530,000		530,000
The 23-3rd bonds	Dec. 9, 2008	8.19	Dec. 9, 2013		60,000		60,000
The 25-1st bonds	Mar. 24, 2009	5.24	Mar. 24, 2011		50,000		50,000
The 25-2nd bonds	Mar. 24, 2009	5.39	Mar. 24, 2012		100,000		100,000
The 25-3rd bonds	Mar. 24, 2009	5.70	Mar. 24, 2014		150,000		150,000
The 26th bonds	Mar. 31, 2009	6.36	Jan. 1, 2015		300,000		300,000
The 27-1st bonds	Jun. 15, 2009	5.43	Jun. 15, 2012		220,000		220,000
The 27-2nd bonds	Jun. 15, 2009	5.94	Jun. 15, 2014		80,000		80,000
The 28-1st bonds	Nov. 13, 2009	5.21	Nov. 13, 2012		60,000		60,000
The 28-2nd bonds	Nov. 13, 2009	5.43	Nov. 13, 2013		140,000		140,000

					3,750,000		3,750,000
Less: discounts					(5,101)		(5,844)

				~~W~~	3,744,899	~~W~~	3,744,156

(*)	All debentures above are in terms of bullet repayment.

9.	ACCRUED SEVERANCE BENEFITS
Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company. The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate amounted to ~~W~~2,315 million and ~~W~~2,175 million as of March 31, 2010 and December 31, 2009, respectively.
The details of changes in the accrued severance benefits for the three months ended March 31, 2010 and the year ended December 31, 2009 are as follows (Korean won in millions):

	2010		2009
Beginning balance	~~W~~	2,175	~~W~~	1,985
Provision for severance benefits (Note 14)		323		965
Retirement benefits payment		(183)		(775)

Ending balance	~~W~~	2,315	~~W~~	2,175

As of March 31, 2010 and December 31, 2009, the Company has enrolled post-retirement pension plan deposits at Woori Bank and the deposits amounting to ~~W~~1,414 million, are presented as a deduction from accrued severance benefits. As of March 31, 2010, post-retirement pension plan deposits consist of beneficiary certificates and time deposits amounting to ~~W~~146 million and ~~W~~1,268 million, respectively.

10.	OTHER LIABILITIES
Other liabilities as of March 31, 2010 and December 31, 2009 are as follows (Korean won in millions):

	2010		2009
Accrued severance benefits (Note 9)	~~W~~	2,315	~~W~~	2,175
Post-retirement pension plan deposits (Notes 9 and 17)		(1,414)		(1,414)
Other payables (Note 17)		633		758
Accrued expenses		17,086		18,069
Accrued dividend		80,602		—
Withholdings		384		461

	~~W~~	99,606	~~W~~	20,049

11.	SHAREHOLDERS’ EQUITY
(1)	The authorized shares and issued shares of common stock as of March 31, 2010 and December 31, 2009 are as follows:

	2010		2009
Authorized shares of common stock		2,400,000,000		2,400,000,000
Par value	~~W~~	5,000	~~W~~	5,000
Issued shares of common stock		806,015,340		806,015,340

(2)	The changes in the capital stock of the Company for the period from its incorporation to March 31, 2010 are as follows (Korean won in millions):

					Paid-in capital
		Number of			in excess of
Date	Description	shares issued	Capital stock		par value
March 27, 2001	Establishment	727,458,609	~~W~~	3,637,293	~~W~~	—
June 12, 2002	Issuance of new shares	36,000,000		180,000		58,645
In 2002	Exercise of warrants	4,356,188		21,781		—

2002.12.31		767,814,797		3,839,074		58,645

In 2003	Exercise of warrants	7,690,113		38,451		(574)

2003.12.31		775,504,910		3,877,525		58,071

In 2004	Issuance of new shares	8,571,262		42,856		14,126
	Exercise of convertible bonds	12,379,386		61,897		12,118

2004.12.31		796,455,558		3,982,278		84,315

In 2005	Exercise of convertible bonds	9,559,782		47,799		24,710
	Acquisition of common shares of Woori Asset Management	—		—		(24,537)

2006.12.31		806,015,340		4,030,077		84,488

2010.03.31		806,015,340	~~W~~	4,030,077	~~W~~	84,488

(3)	Pursuant to Article 53 of the Financial Holding Company Act, legal reserves are appropriated at no less than one tenth of net income until reaching an amount equal to the Company’s contributed capital, whenever dividends are declared.

(4)	The Company held 2,560 shares of treasury stock as of March 31, 2010 and December 31, 2009.

(5)	The changes in retained earnings from December 31, 2009 to March 31, 2010 are as follows (Korean won in millions):

	2010
Balance — December 31, 2009	~~W~~	1,023,886
Appropriations:
Dividend		(80,601)
Legal reserve		(102,604)
Voluntary reserve		(840,000)
Increase by using the equity method of accounting		(1,136)
Net income for the three months ended March 31, 2010		573,017

Balance — March 31, 2010	~~W~~	572,562

12.	INCOME TAX EXPENSE
(1)	Unless the Company sells or liquidates subsidiaries or affiliates, no income tax payments are expected under the Korean Corporate Tax Act. As the Company does not expect income tax payments, no deferred tax assets or liabilities are recorded in the financial statements.

(2)	The changes in cumulative temporary differences and tax loss carry-forwards for the three months ended March 31, 2010 and 2009 are as follows (Korean won in millions):

									Deferred tax Assets
<2010>	Jan. 1, 2010		Decrease		Increase		Mar. 31, 2010		(liabilities)
Investment securities	~~W~~	(7,536,753)	~~W~~	(239,748)	~~W~~	(646,733)	~~W~~	(7,943,783)	~~W~~(*1)	(53,869)
Accrued expenses		2,043		2,043		2,206		2,206		534
Accrued severance benefits		1,523		—		124		1,647		362
Post-retirement pension plan deposits		(1,414)		—		—		(1,414)		(311)
Depreciation		7		—		—		7		2
Other comprehensive income due to the equity method of accounting		(1,390,564)		(211,403)		(380)		(1,179,541)		(256,073)

Total	~~W~~	(8,925,158)	~~W~~	(449,108)	~~W~~	(644,783)	~~W~~	(9,120,833)	~~W~~	(309,355)

Tax loss carry-forwards	~~W~~	508,146	~~W~~	—	~~W~~	38,907	~~W~~	547,053	~~W~~	120,352

									Deferred tax
									assets
<2009>	Jan. 1, 2009		Decrease		Increase		Dec. 31, 2009		(liabilities)
Investment securities	~~W~~	(6,334,148)	~~W~~	(70,710)	~~W~~	(1,273,315)	~~W~~	(7,536,753)	~~W~~(*1)	(53,563)
Accrued expenses		1,820		1,820		2,043		2,043		494
Accrued severance benefits		1,374		229		378		1,523		335
Post-retirement pension plan deposits		(1,209)		(229)		(434)		(1,414)		(311)
Depreciation		10		4		1		7		2
Dividend receivable		39,390		39,390		—		—		—
Other comprehensive income due to the equity method of accounting		(910,340)		—		(480,224)		(1,390,564)	(*1)	(12,400)
Gain on disposal of investments using the equity method		34,604		34,604		—		—		—
Others		2		2		—		—		—

Total	~~W~~	(7,168,497)	~~W~~	5,110	~~W~~	(1,751,551)	~~W~~	(8,925,158)	~~W~~	(65,443)

Tax loss carry-forwards	~~W~~	303,186	~~W~~	22,414	~~W~~	227,374	~~W~~	508,146	~~W~~	111,792

(*1)	Based on the assumption that the temporary differences in securities accounted for using the equity method of accounting would be realized by dividends.
(3)	Remaining tax loss carry-forwards and their expirations are as follows (Korean won in millions):

Year incurred	Amount (*1)		Utilized		Expiration		Remaining		Expiration date
2005	~~W~~	112,067	~~W~~	—	~~W~~	—	~~W~~	112,067	Dec. 31, 2010
2006		22,324		—		—		22,324	Dec. 31, 2011
2007		57,788		—		—		57,788	Dec. 31, 2012
2008		88,593		—		—		88,593	Dec. 31, 2013
2009		227,374		—		—		227,374	Dec. 31, 2019
2010		38,907		—		—		38,907	Dec. 31, 2020

	~~W~~	547,053	~~W~~	—	~~W~~	—	~~W~~	547,053

(*1)	Adjusted based on the reported tax returns

13.	STATEMENTS OF CASH FLOWS
The significant transactions without cash flows for the three months ended March 31, 2010 and 2009 are as follows (Korean won in millions):

Transactions	2010		2009
Increase (decrease) in other capital surplus for the equity method of accounting	~~W~~	380	~~W~~	(148)
Increase (decrease) in capital adjustments for the equity method of accounting		(1,496)		306
Increase (decrease) in other comprehensive income for the equity method of accounting		(60,519)		104,064
Increase (decrease) in retained earnings for the equity method of accounting		(1,136)		905
Decrease (increase) in dividend receivables		(4,009)		13,308

14.	GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative expenses for the three months ended March 31, 2010 and 2009 are summarized as follows (Korean won in millions):

	2010		2009
Salaries, wages and bonuses (Note 17)	~~W~~	4,212	~~W~~	3,962
Provision for severance benefits (Notes 9 and 17)		323		237
Fringe benefits		474		448
Rent (Note 17)		277		267
Entertainment		264		220
Depreciation (Note 5)		41		54
Amortization (Note 6)		2		2
Taxes and dues		98		29
Advertising		60		38
Travel		153		46
Telecommunications		49		40
Service fees (Note 17)		759		695
Suppliers		38		36
Others (Note 17)		464		387

	~~W~~	7,214	~~W~~	6,461

15.	FINANCIAL INFORMATION OF SUBSIDIARIES
(1)	The condensed statement of financial positions of subsidiaries as of March 31, 2010 are as follows (Korean won in millions):

					Total
	Total assets		Total liabilities		shareholders’ equity
Woori Bank	~~W~~	228,952,823	~~W~~	215,213,857	~~W~~	13,738,966
Kyongnam Bank		21,672,494		20,206,738		1,465,756
Kwangju Bank		16,208,987		15,208,132		1,000,855
WFIS		217,082		204,470		12,612
Woori F&I		517,755		337,152		180,603
Woori Investment Securities		18,972,086		16,232,271		2,739,815
Woori Asset Management		92,363		20,569		71,794
Woori PE		2,158,882		1,731,364		427,518
Woori Financial		2,187,058		1,974,448		212,610
Woori Aviva		1,743,822		1,659,238		84,584

Total	~~W~~	292,723,352	~~W~~	272,788,239	~~W~~	19,935,113

(2)	The condensed statements of operations of subsidiaries for the three months ended March 31, 2010 are as follows (Korean won in millions):

							Income(loss)
	Operating		Operating		Operating		before		Net income
	revenue		expenses		income (loss)		income tax		(loss)
Woori Bank	~~W~~	6,937,346	~~W~~	6,339,562	~~W~~	597,784	~~W~~	570,836	~~W~~	459,808
Kyongnam Bank		430,341		335,528		94,813		94,676		71,817
Kwangju Bank		301,158		246,596		54,562		53,362		40,480
WFIS		71,215		69,533		1,682		1,686		1,242
Woori F&I		19,445		8,479		10,966		14,777		11,132
Woori Investments Securities		1,235,376		1,059,658		175,718		179,637		136,535
Woori Asset Management		12,448		6,382		6,066		5,716		4,338
Woori PE		64,886		95,546		(30,660)		(24,794)		429
Woori Financial		66,347		55,408		10,939		10,944		8,770
Woori Aviva		235,847		237,453		(1,606)		(2,064)		(1,522)

	~~W~~	9,374,409	~~W~~	8,454,145	~~W~~	920,264	~~W~~	904,776	~~W~~	733,029

(3)	Significant financial resources and financial assets of the Company and its subsidiaries as of March 31, 2010 are summarized as follows (Korean won in millions):
1)	Significant financial resources

	Deposits		Borrowings		Debentures		Total
Woori Finance Holdings	~~W~~	—	~~W~~	—	~~W~~	3,744,899	~~W~~	3,744,899
Woori Bank		152,649,296		18,072,506		25,530,219		196,252,021
Kyongnam Bank		14,183,385		2,333,578		1,798,145		18,315,108
Kwangju Bank		11,533,175		2,098,665		920,137		14,551,977
WFIS		—		67,100		—		67,100
Woori F&I		—		129,808		194,541		324,349
Woori Investment Securities		1,439,469		11,623,165		1,024,802		14,087,436
Woori PE		1,148,535		385,768		44,431		1,578,734
Woori Financial		—		447,951		1,312,344		1,760,295
Woori Aviva		—		33,700		—		33,700

Total	~~W~~	180,953,860	~~W~~	35,192,241	~~W~~	34,569,518	~~W~~	250,715,619

2)	Significant assets

	Cash and due
	from banks		Securities		Loans		Total
Woori Finance Holdings	~~W~~	312,986	~~W~~	17,546,039	~~W~~	99,500	~~W~~	17,958,525
Woori Bank		19,972,719		31,892,677		161,507,543		213,372,939
Kyongnam Bank		833,313		3,720,112		15,468,992		20,022,417
Kwangju Bank		1,294,808		3,301,896		11,047,950		15,644,654
WFIS		3,488		114		—		3,602
Woori F&I		39,483		59,509		151,922		250,914
Woori Investment Securities		3,858,299		12,281,816		1,030,008		17,170,123
Woori Asset Management		57,211		18,218		1,236		76,665
Woori PE		227,337		429,022		613,945		1,270,304
Woori Financial		53,295		14,961		2,014,112		2,082,368
Woori Aviva		100,428		1,111,099		176,316		1,387,843

	~~W~~	26,753,367	~~W~~	70,375,463	~~W~~	192,111,524	~~W~~	289,240,354

(4)	Loans subject to allowance for possible losses, allowance for possible losses and percentage of allowance to loans by each subsidiary as of March 31, 2010 are summarized as follows (Korean won in millions):

	Loans subject to
	allowance for				Percentage of
	possible				allowance
	loan losses		Allowance		to loans (%)
Woori Bank	~~W~~	165,177,136	~~W~~	3,669,595	2.2
Kyongnam Bank		15,681,599		212,608	1.4
Kwangju Bank		11,284,110		236,160	2.1
Woori F&I		155,449		3,526	2.3
Woori Investment Securities		1,135,337		105,329	9.3
Woori Asset Management		1,243		6	0.5
Woori PE		645,894		31,948	4.9
Woori Financial		2,054,760		40,648	2.0
Woori Aviva		181,123		4,807	2.7

Total	~~W~~	196,316,651	~~W~~	4,304,627	2.2

16.	PROPORTION OF INCOME FROM SUBSIDIARIES IN THE COMPANY’S NET INCOME
Proportion of income from subsidiaries in the Company’s net income for the three months ended March 31, 2010 and 2009 are as follows (Korean won in millions):

	2010		Ratio (%)	2009		Ratio (%)
Woori Bank	~~W~~	472,173	73.7	~~W~~	152,312	68.5
Kyongnam Bank		72,828	11.4		47,651	21.4
Kwangju Bank		40,455	6.3		10,286	4.6
WFIS		1,211	0.2		(4,370)	(2.0)
Woori F&I		10,931	1.7		(78)	—
Woori 3rd SPC		—	—		(36)	—
Woori Investment Securities		45,025	7.0		22,410	10.1
Woori Asset Management		4,338	0.7		2,008	0.9
Woori PE		908	0.1		386	0.2
Woori Financial		(4,682)	(0.7)		(8,310)	(3.8)
Woori Aviva		(2,866)	(0.4)		168	0.1

Gain on valuation using the equity method of accounting, net of loss		640,321	100.0		222,427	100.0

Other income		2,072			3,814
Other expenses		69,376			63,968

Net income	~~W~~	573,017		~~W~~	162,273

17.	TRANSACTIONS WITH RELATED PARTIES
(1)	The related parties of the Company as of March 31, 2010 are as follows:

Company name
Majority shareholder	Korea deposit insurance corporation

Consolidated subsidiaries	Woori Bank
Kyongnam Bank
Kwangju Bank
Woori Finance Information System Co., Ltd.
Woori F&I Co., Ltd.
Woori Third Asset Securitization Specialty Co., Ltd.
Woori Investment Securities Co., Ltd.
Woori Asset Management Co., Ltd.
Woori Private Equity Co., Ltd.
Woori Financial Co., Ltd.
Woori Aviva Life Insurance Co.,Ltd.

Other affiliates	Woori Credit Information
Woori America Bank
PT. Bank Woori Indonesia
Woori Global Market Asia Limited
Woori Bank (China) Limited
ZAO Woori Bank
Woori AMC Co.,Ltd.
Woori F&I Sixth Asset Securitization Specialty
Woori F&I Seventh Asset Securitization Specialty
Woori F&I Tenth Asset Securitization Specialty
Woori F&I Eleventh Asset Securitization Specialty
Woori F&I Thirteenth Asset Securitization Specialty
Woori SB Tenth Asset Securitization Specialty
Woori Futures Co., Ltd.
Woori Investment Securities (H.K.) Ltd.
LG Investment Holding B.V.(Amsterdam) GG
MARS First Private Equity Fund
MARS Second Private Equity Fund
Connacht Capital Market Investment
Woori Investment Asia Pte. Ltd.
Woori Absolute Asia Global Opportunity Fund
Woori Private Equity Fund
Kumho Investment Bank
Woori Renaissance Holdings
Phoenix Digital Tech Co.,Ltd.
Woori BK Co.,Ltd.
Sahn Eagles LLC
UP Chemical Co., Ltd.

(2)	Assets and liabilities from transactions with the subsidiaries as of March 31, 2010 and December 31, 2009 are as follows (Korean won in millions):

	2010		2009
<Assets>
Woori Bank	~~W~~	236,356	~~W~~	23,267	Cash and bank deposits
		31,555		31,555	Guarantee deposits
		28		13	Accrued income
		1,303		1,414	Post-retirement pension plan assets
Kyongnam Bank		58,050		—	Cash and bank deposits
Kwangju Bank		18,579		—	Cash and bank deposits
		1		—	Accrued income
Woori Financial		100,000		100,000	Loans
Woori F&I		—		40,000	Loans

	~~W~~	445,872	~~W~~	196,249

<Liabilities>
Woori Bank		187		246	Other payables
WFIS		123		143	Other payables

	~~W~~	310	~~W~~	389

(3)	Revenues and expenses from transactions with the subsidiaries for the three months ended March 31, 2010 and 2009 are as follows:

	2010		2009
<Revenues>
Woori Bank	~~W~~	123	~~W~~	603	Interest income on deposits
Kyongnam Bank		—		20	Interest income on deposits
Kwangju Bank		1		20	Interest income on deposits
Woori Financial		1,349		3,091	Interest income on loans
Woori F&I		395		37	Interest income on loans

	~~W~~	1,868	~~W~~	3,771

<Expenses>
Woori Bank	~~W~~	182	~~W~~	182	Rent
WFIS		501		429	Fees

	~~W~~	683	~~W~~	611

(4)	The Company compensated standing or non-standing directors for ~~W~~457 million of salaries and recorded ~~W~~21 million of severance benefits for the three months ended March 31, 2010.

18.	EARNINGS PER COMMON SHARE
(1)	Basic net income per common share for the three months ended March 31, 2010 and 2009 is as follows (Korean won in millions, except for earnings per share data):

	2010		2009
Net income on common shares	~~W~~	573,017	~~W~~	162,273
Weighted average number of common shares outstanding		806,012,780		806,012,780

Basic net income per common shares	~~W~~	711	~~W~~	201

(2)	Basic net income per common share for the year ended December 31, 2009 is ~~W~~1,273.

19.	STATEMENTS OF COMPREHENSIVE INCOME
Statements of comprehensive income for the three months ended March 31, 2010 and 2009 are as follows (Korean won in millions):

	2010		2009
Net income	~~W~~	573,017	~~W~~	162,273
Valuation using the equity method on subsidiaries		(60,519)		104,064

Comprehensive income	~~W~~	512,498	~~W~~	266,337

20.	INSURANCE
As of March 31, 2010, the Company has indemnification insurance for directors with Samsung Fire & Marine Insurance Co., Ltd. The insurance coverage is ~~W~~50,000 million. The Company also has insurance to cover for damage on premises, property and equipment with Samsung Fire & Marine Insurance Co., Ltd.

21.	ADDOPTION OF KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS
(1)	Adoption of Korean International Finance Reporting Standard
In accordance with the amendment to the Act on External Audit for Stock Companies, the Company is required to comply with Korean international financial reporting standard (K-IFRS) since January 1, 2011. From July 2007, the Company has processed the GAAP conversion toward K-IFRS by adopting systematic approach, such as analyzing IFRS impact on current accounting, establishing new accounting standards and financial reporting system, and simultaneously operating K-IFRS adopted financial reporting system and current reporting system.
In July 2008, the Company established the master transition plan toward K-IFRS, and is currently in the process of designing and implementing the new accounting framework and financial reporting system. The Company is to issue its financial statements under K-IFRS from 2011.
(2)	Differences between K-IFRS and K-GAAP which are significant to the Company
Differences between K-IFRS and K-GAAP, which are significant to the Company, are summarized below. Such items being presented do not explain detailed impacts on financial statements which may vary with further analysis. Presently, the Company could not estimate the financial impacts from key differences.

Classification	K-IFRS	Current accounting Standards
Change of consolidation scope	Exceeding 50% of the voting power, decision making capability and holding benefits and risks are conditional on the alternation of consolidation scope.	Over 30% of shares owned, the biggest shareholder decision making are subject to the alternation, excluding special purpose entities subject to certain condition.

Business Combinations	Acquisition method of accounting	Purchase accounting or pooling interest method

Evaluation of Goodwill	No amortization but impairment testing	Amortization with straight line method within 20 years and impairment test

Allowance for Bad Debts	The estimated impairment amount is adopted of which the reason is objectively supported. An impairment loss should be regarded as incurred and only if, there is objective evidence of impairment as a result of one or more events that occurred after initial recognition.	It provides an allowance for doubtful accounts to cover estimated losses on loan, based on rational and unbiased standards (It must be selected as large amount between the percentage of loan loss allowance established by the Financial Supervisory Commission and loan loss experience ratio on a loan.)

Classification of Financial Instruments	Financial instruments classify financial assets at fair value through profit or loss, available-for-sale financial assets, held-to-maturity investments, loan and receivables.	Securities are classified by trading securities, available-for-sale securities and held-to-maturity securities. Otherwise, deposits and derivatives are separately categorized.

Measurement of Financial Instruments	The fair-value evaluation reflects credit risks.	The fair-value evaluation is targeted to trading securities, available-for-sale securities and derivatives, which are limited, the reflection of credit risk is not explicitly mentioned.

Derecognition of Financial Assets	A financial asset is derecognition when, and when only, either the contractual rights to the asset’s cash flows expire, or the asset is transferred and the transfer qualifies for derecognition. The decision whether a transfer qualifies for derecognition is made by applying a combination of risks and rewards and control tests.	The disposal of financial assets is contingent on the risks and rewards of ownership of the financial assets, and whether it has retained control of the financial assets. However, some particular transactions like the asset backed method are recognized as disposal.

Classification of Capital	Capital is categorized by contents of the contract rather than the legal forms.	Capital is classified as a legal capital which shareholders paid.

Classification of Investment Property	Property (land or building) to earn rentals is treated as investment property.	Property (land or building) to earn rentals is treated as tangible assets.

Evaluation of Tangible Asset and Investment Property	In accordance with asset classifications, the asset cost method and asset revaluation reserves are selected as alternative. In addition, cost method is a selective option. However, the Company can use fair value as deemed cost for the convertible basic price of an item of land and buildings.	In accordance with asset classifications, the asset cost method and asset revaluation reserves are selected as alternative. In addition, cost method is a selective option.

Classification	K-IFRS	Current accounting Standards
Measurement of Accrued Severance Benefits	In accordance with the concept of estimated accumulation rate per unit using the actuarial technique and discount rate, calculate for current value of the estimated amount of severance pay, and the outcome is applied as the liability of the amount of severance pay.	In accordance with the Company’s policy, all employees with more than one year of service are entitled to receive severance benefit payments upon termination.

22.	AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT IMPROVEMENT PLAN
Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and the KDIC have entered into agreements for the implementation of management improvement plans for the banks. Under the agreements, the three subsidiaries are obligated to improve financial ratio, such as BIS capital ratio, Return on Assets (ROA), General and administrative ratio, Non-performing loan rate and adjusted operating income (AOI) per person. If the three subsidiaries fail to implement the agreements, the KDIC may command for the three subsidiaries to increase or decrease their capital, pursue mergers, assign contracts such as loans and deposits, or close or sell parts of their business operations.
Since July 2, 2001, the Company and the KDIC have entered into an agreement whereby the Company would integrate the Company’s above subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve the performance of the subsidiaries. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case of failure to carry out the agreement.
In order to implement the agreements of above three subsidiaries with the KDIC, on July 2, 2001, the Company and its three subsidiaries entered into agreements for the implementation of the management improvement for the three subsidiaries. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd. (Registrant)
Date: May 18, 2010	By:	/s/ Woo Seok Seong
(Signature)
		Name:	Woo Seok Seong
		Title:	General Manager